UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Scripps Networks Interactive, Inc.

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

811065101

(CUSIP Number)

Bruce W. Sanford, Esq.

Baker & Hostetler LLP

Washington Square, Suite 1100

1050 Connecticut Avenue, NW

Washington, DC 20036-5304

(202) 861-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Name of reporting person The Edward W. Scripps Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 0%
14	Type of reporting person (see instructions) OO

CUSIP No. 811065101

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends the Items included below in the Schedule 13D filed by The Edward W. Scripps Trust (the “Reporting Person” or the “Trust”) on August 30, 2011 and amended by Amendment No. 1 filed on January 24, 2013 and Amendment No. 2 filed on March 18, 2013 (the “Original Schedule 13D”) relating to the Class A Common Shares, $0.01 par value (the “Class A Common Shares”), and the Common Voting Shares, $0.01 par value (the “Common Voting Shares” and, together with the Class A Common Shares, the “Common Shares”), of Scripps Networks Interactive, Inc., an Ohio corporation (the “Issuer”).

On March 14, 2013, 63,221,105 of the Common Shares held by the Trust were distributed to the residuary beneficiaries of the Trust (the “Trust Beneficiaries”), other than three Trust Beneficiaries who are minors (the “Minors”), and on March 19, 2013, 37 Class A Common Shares were sold in the open market so that no fractional shares would be distributed. The remaining 1,621,053 Common Shares were distributed on September 20, 2013 (the “Distribution Date”) to trusts established for the purpose of holding the shares on behalf of the Minors (collectively, the “Minors’ Trusts”). This Amendment is being filed to (a) report that the Trust no longer holds any Common Shares and (b) indicate that the voting provisions established by the order (the “Order”) entered by the Court of Common Pleas, Probate Division, Butler County, Ohio (the “Court”) on January 22, 2013 directing the Trustees (the “Trustees”) of the Trust with respect to the voting of the Common Voting Shares then held by the Trust no longer apply to any Common Voting Shares.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is amended by replacing the first paragraph thereunder with the following:

The Trust is a trust for the benefit of certain descendants of Edward W. Scripps, the founder of Scripps. The address of the Trust’s headquarters is 13350 Metro Parkway, Suite 301, Fort Myers, Florida 33966. The Trust terminated on the death of Robert P. Scripps, Jr. on October 18, 2012. An aggregate of 63,221,105 of the Common Shares held by the Trust were distributed to the Trust Beneficiaries (including to two Signatories as co-guardians on behalf of a minor Trust Beneficiary) other than the Minors pursuant to the terms of the Trust for no consideration on March 14, 2013. On March 19, 2013, 37 Class A Common Shares held by the Trust were sold in the open market so that no fractional shares would be distributed. The remaining 1,621,053 Common Shares held by the Trust were distributed on the Distribution Date for no consideration to the Minors’ Trusts, of which one of the Signatories was appointed as a trust advisor with respect to the transfer and voting of such Common Shares.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended by replacing the third paragraph thereunder with the following:

The Trust terminated on the death of Robert P. Scripps, Jr. on October 18, 2012. An aggregate of 63,221,105 of the Common Shares held by the Trust were distributed to the Trust Beneficiaries (including to two Signatories as co-guardians on behalf of a minor Trust Beneficiary) other than the Minors pursuant to the terms of the Trust for no consideration on March 14, 2013 and, on March 19, 2013, 37 Class A Common Shares were sold in the open market so that no fractional shares would be distributed. The remaining 1,621,053 Common Shares held by the Trust were distributed on the Distribution Date for no consideration to the Minors’ Trusts, of which one of the Signatories was appointed as a trust advisor with respect to the transfer and voting of such Common Shares.

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Item 4 of the Original Schedule 13D is amended by replacing the sixth paragraph thereunder with the following:

As of the Distribution Date, the provisions of the Order regarding the voting by the Trustees of the Common Voting Shares held by the Trust during the Winding-up Period ceased to apply to any Common Voting Shares. As of March 14, 2013, the provisions of the Scripps Family Agreement fully govern the transfer and voting of the Common Voting Shares distributed to the Signatories.

None of the Trust Beneficiaries who are minors are parties to the Scripps Family Agreement and they may or may not become parties in the future. The Signatory who serves as Minors’ Trust Advisor for the Minors and the co-guardians appointed to hold Common Shares on behalf of another minor Trust Beneficiary may be deemed to have beneficial ownership of the Common Shares held for these minors, but unless the Minors’ Trusts or the Trust Beneficiary become parties, such Signatories will not be bound by the Scripps Family Agreement with respect to those shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended by replacing the first paragraph thereunder with the following:

(a)-(b)As of the Distribution Date, the Trust is no longer a beneficial owner of any Common Shares.

As of September 20, 2013, the Trustees beneficially owned and had sole voting and dispositive power (except as noted below) with respect to the Common Shares set forth in the table below:

Name	Number and Class of Shares (1)	Percentage of Class A Common Shares (2)
John H. Burlingame (3)	56,711 Class A Common Shares	0.05%
Mary McCabe Peirce (4)	35,220,017 Class A Common Shares	24.5%
	33,137,112 Common Voting Shares	96.6%
Nackey E. Scagliotti (5)	32,420,640 Class A Common Shares	22.5%
	31,533,112 Common Voting Shares	91.9%

(1)	Assumes the exercise of all options exercisable for Class A Common Shares and the settlement in Class A Common Shares of all restricted stock units vesting within 60 days of September 20, 2013 held by such Trustee and the conversion of all Common Voting Shares to Class A Common Shares beneficially owned by the Trustee.
(2)	The percentage of Class A Common Shares assumes the exercise of all options exercisable for Class A Common Shares and the settlement in Class A Common Shares of all restricted stock units vesting within 60 days of September 20, 2013 held by such Trustee and the conversion of all Common Voting Shares to Class A Common Shares beneficially owned by the Trustee.
(3)	Includes 46,328 Class A Common Shares subject to currently exercisable options. The Trustee has sole voting power and sole dispositive power with respect to all Common Shares.
(4)	Includes (a) 31,533,112 Common Voting Shares and 31,533,112 Class A Common Shares (due solely to the convertibility of the Common Voting Shares of the Issuer into Class A Common Shares on a share-for-share basis) with respect to which the Trustee may be deemed to have shared voting power as a result of the voting provisions of the Scripps Family Agreement, to which she is a Signatory, (b) 29,192 Class A Common Shares subject to currently exercisable options and (c) 1,638,108 Class A Common Shares and 1,604,000 Common Voting Shares held as a co-guardian with another Signatory for the benefit of another Trust Beneficiary who is a minor and is not a party to the Scripps Family Agreement, with respect to which the Trustee may be deemed to have shared dispositive power and shared voting power.
(5)

Includes (a) 31,533,112 Common Voting Shares and 31,533,112 Class A Common shares (due solely to the convertibility of the Common Voting Shares of the Issuer into Class A Common Shares on a share-for-share basis) with respect to which the Trustee may be deemed to have

CUSIP No. 811065101

shared voting power as a result of the voting provisions of the Scripps Family Agreement, to which she is a Signatory, and (b) 51,683 Class A Common Shares subject to currently exercisable options.

(c)	On September 20, 2013, all Common Shares held by the Trust were distributed to the Minors’ Trusts for no consideration. For each Trustee listed below, the following table sets forth information regarding transactions in the Common Voting Shares and Class A Common Shares during the 60 days ended September 20, 2013 (or earlier in some cases), including the aggregate number of shares acquired or disposed of, the amount and source of the funds used to acquire such shares (if applicable), if any such funds were borrowed, a description of the transaction and the parties thereto, the date of the transaction, the price per share and where and how the transaction was effected.

Name	Number and Type of Common Shares Acquired or Disposed (as noted)		Date	Amount of Funds	Price Per Share	Where and How the Transaction Was Effected	Source of Funds	Description of Borrowing Transaction

Mary Peirce	37 Class A Common Shares (disposed	)	March 19, 2013	n/a	n/a	disposition of shares by the Trust	n/a	n/a

Mary Peirce	1,500 Class A Common Shares (acquired	)	May 15, 2013	n/a	n/a	settlement of restricted stock units upon vesting	cashless settlement	n/a

Mary Peirce	409,527 Class A Common Shares (disposed	)	September 20, 2013	n/a	n/a	contribution to 3 GRATs	n/a	n/a

Mary Peirce	819,054 Class A Common Shares (disposed	)	September 20, 2013	n/a	n/a	disposition of shares by the Trust	n/a	n/a

Mary Peirce	801,999 Common Voting Shares (disposed	)	September 20, 2013	n/a	n/a	disposition of shares by the Trust	n/a	n/a

Nackey E. Scagliotti	37 Class A Common Shares (disposed	)	March 19, 2013	n/a	n/a	disposition of shares by the Trust	n/a	n/a

CUSIP No. 811065101

Name	Number and Type of Common Shares Acquired or Disposed (as noted)		Date	Amount of Funds	Price Per Share	Where and How the Transaction Was Effected	Source of Funds	Description of Borrowing Transaction

Nackey E. Scagliotti	1,500 Class A Common Shares (acquired	)	May 15, 2013	n/a	n/a	settlement of restricted stock units upon vesting	cashless settlement	n/a

Nackey E. Scagliotti	819,054 Class A Common Shares (disposed	)	September 20, 2013	n/a	n/a	disposition of shares by the Trust	n/a	n/a

Nackey E. Scagliotti	801,999 Common Voting Shares (disposed	)	September 20, 2013	n/a	n/a	disposition of shares by the Trust	n/a	n/a

(d)	Inapplicable.

(e)	The Trust ceased to be a beneficial owner of any Common Shares on the Distribution Date.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended and restated in its entirety as follows:

As of the Distribution Date, the provisions of the Order regarding the voting of the Common Voting Shares ceased to apply to any Common Voting Shares.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2013

THE EDWARD W. SCRIPPS TRUST

By:	Miramar Services, Inc. as Attorney-in-Fact

By:	/s/ Tracy Tunney Ward

on behalf of Miramar Services, Inc.